Exhibit 99.2

MANAGEMENT

DISCUSSION & ANALYSIS

For the three and nine-month periods ended September 30, 2021

TABLE OF CONTENTS

Preamble	2
Period covered	2
Cautionary statement regarding forward looking information	2
The Company	3
Corporate structure	3
Value proposition	4
Responsibilities	4
Human capital	5
Environment	5
Carbon neutrality	6
Societal	6
Business lines	8
Battery Material Plant project	8
Matawinie Mine project	10
Resource	11
Matawinie Mine Demonstration Plant (phase 1)	12
Matawinie Mine (phase 2)	12
Commercial strategy	13
Sales	13
Partnerships, research and development	14
Market update	15
Administration and governance	15
Financing	15
Leadership	16
Risks	17
Quarterly results	17
Three and nine-month period results	18
Exploration and Evaluation expenses	18
Battery Material Plant project expenses	19
General and administrative expenses	20
Net financial costs	20
Liquidity and funding	21
Operating activities	22
Investing activities	22
Financing activities	22
Additional information	23
Related party transactions	23
Off-balance sheet transactions	23
Critical accounting estimates, new accounting policies, judgements and assumptions	23
Contractual obligations and commitments	23
Capital structure	23
Subsequent events to September 30, 2021	23
Additional information and continuous disclosure	24

Management Discussion and Analysis	1

Preamble

This Management Discussion and Analysis (“MD&A”) dated November 10, 2021, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “Nouveau Monde”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2021, and the consolidated audited financial statements for the years ended December 31, 2020, and 2019 and related notes included therein. The Company’s condensed consolidated interim unaudited financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”) including IAS 34 Interim Financial Reporting. All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

Period covered

This MD&A report is for the three and nine-month periods ended September 30, 2021, with additional information up to November 10, 2021.

Cautionary statement regarding forward looking information

All statements, other than statements of historical fact, contained in this MD&A including, but not limited to, those relating to (i) management’s belief that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due, (ii) the Company’s ability to secure additional financing in the future to complete the construction and commissioning of its projects and meet its financial needs, (iii) the “Value Proposition” paragraph which essentially describes the Company’s outlook and objectives, (iv) the development plans and timeline for the projects and specialty products, (v) the results and operational highlights of the feasibility study covering the West Zone deposit of the Tony Claim Block, (vi) the updated pit constrained Mineral Resource Estimate, (vii) the project timeline, (viii) the electrification strategy and its intended results, (ix) the benefits of the Atomic Layer Deposition-coating technologies (“ALD”) technologies, (x) the capacity and output of the projected manufacturing Battery Material Plant project, (xi) the completion of the FEL-2, (xii) graphite demand growth and trends, (xiii) the expected unfolding of construction and commissioning as well as the anticipated start of production at the Company’s Matawinie and Bécancour projects and (xiii) any information as to the future plans and outlook for the Company, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this MD&A. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

The words "anticipates", ''plans'', ''expects'', "indicate", "intend", ''scheduled'', ''estimates'', ''forecasts", "guidance", "initiative", "outlook", "potential", "projected", "pursue", "strategy", "study", "targets", or ''believes'', or variations of or similar such words and phrases or statements that certain actions, events or results ''may'', ''could'', ''would'', or ''should'', ''might'', or "way forward", ''will be taken'', ''will occur'' or ''will be achieved'' and similar expressions identify forward-looking statements.

Management Discussion and Analysis	2

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Statement could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. Such risk factors are more particularly set out hereinafter, under the section titled “Risks” of this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The Company

Corporate structure

The Company was established on December 31, 2012, under the Canada Business Corporations Act. Nouveau Monde’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange, and NM9A on the Frankfurt Stock Exchange.

As at September 30, 2021, the difference between the Company’s current assets and currents liabilities was $79,459 and the Company had an accumulated deficit of $106,267, and had incurred a loss of $8,945 and $29,267 for the three and nine-month periods then ended. Current assets included current tax credits receivable of $3,958 and cash of $81,289.

With the financing completed in the nine-month period ended September 30, 2021, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue future operations and fund its exploration, evaluation and development activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of strategic partnership, project debt finance, offtake financing, royalty financing and other capital markets alternatives. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Management Discussion and Analysis	3

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

Value proposition

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With projected low-cost operations and high environmental, social & governance (“ESG”) standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a green future through sustainable Zero-Carbon SolutionsTM.

Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.

Values	Safety, responsibility, openness, integrity, and entrepreneurial spirit.

Responsibilities

From mining and advanced manufacturing to electric vehicles and energy storage, Nouveau Monde strives to drive greater sustainability along its value chain. The Company embedded leading Environmental, Social and Governance (“ESG”) principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie mining project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment, and was carried over in the engineering of the Bécancour Battery Material Plant.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, Nouveau Monde published its inaugural ESG Report on October 14, 2021, to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators (see press release dated October 14, 2021). The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its environmental, social, and governance performance.

Management Discussion and Analysis	4

Human capital

The Company is committed to providing a safe work environment to its staff and business partners. For the nine-month period ended September 30, 2021, Nouveau Monde had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 1.85 as a result of an incident at the demonstration plant in the first quarter of 2021.

̶	In response to the situation, the Company carried out a risk analysis, corrected work procedures, modified the equipment in cause in the incident and conducted a safety awareness session with operators.

With the start of construction of the Matawinie mining project, the Company also tracks the contractor’s health and safety performance onsite; the OSHA Recordable Incident Rate is at 0, for the period ended September 30, 2021.

In relation to the COVID-19 pandemic, Nouveau Monde has implemented preventive measures and strict work protocols to provide a safe environment to its employees, contractors, and communities. The Company continuously tracks public health directives and adapts work procedures accordingly.

Focused on sustainable development, the Company has launched initiatives to train and hire local workers, particularly through the “Comité de formation de la main-d’oeuvre de la Haute-Matawinie”, which includes industrial, institutional and business partners who come together to share services.

̶	Diploma of Vocational Studies in Production Equipment Operation: Four cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie ore concentrator plant have now been launched; a fifth is currently being recruited. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

̶	Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments were completed early in 2020; the launch is paused until the COVID-19 situation enables easier movements between the Manawan and Saint-Michel-des-Saints communities.

As the Company advances the Matawinie mine project and the Bécancour Battery Material Plant, recruitment of key personnel continues both at the operational and corporate levels.

Environment

The Company plans to develop its projects to extract and transform natural graphite while limiting its environmental footprint. Dedicated to stringent sustainable development standards, Nouveau Monde is committed to adopting a fully electric operating model. By leveraging Québec’s renewable hydropower, the Company plans to produce carbon-neutral graphite-based solutions for the booming battery markets supporting the energy transition.

On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie mine project with the Government of Québec, an important step in the project’s analysis and authorization. The Government of Québec issued a notice of admissibility for the ESIA of the Matawinie project, following its analysis by 25 provincial agencies and ministries. Subsequently, the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the commission’s report, which was tabled in June 2020 (see press release dated June 26, 2020).

Management Discussion and Analysis	5

̶	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.

̶	Following a rigorous environmental review, the Québec Government issued a ministerial decree on February 10, 2021, authorizing Nouveau Monde’s Matawinie mining project for a 100,000-tpa high-purity graphite concentrate production.

To protect the environment and the well-being of the community, Nouveau Monde has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie project.

Mine tailings represent a significant environmental responsibility. Nouveau Monde has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. An experimental cell was built during the third quarter of 2020 to demonstrate in real conditions the performance of this innovative environmental method. Field scale cells were built to calibrate the parameters with respect to performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Company’s Environment Team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine.

Carbon neutrality

Taking responsibility for its entire organizational GHG footprint, the Company has taken concrete steps to avoid, reduce, and fully offset its emissions by committing to a tailor-made Climate Action Plan (see press release dated April 13, 2021). Nouveau Monde is utilizing carbon credits in compliance with the CSA Clean Projects Registry to compensate its entire historic emissions and confirm its “carbon-neutral status”.

̶	The Company has partnered with Québec-based experts NEL-i to develop one of the largest carbon offsetting projects in Eastern Canada to secure future supply of carbon credits for the Matawinie mine as well as the Bécancour Battery Material Plant.

̶	Nouveau Monde’s R&D team is developing innovative projects for effective carbon storage solutions that can potentially extend beyond the Company’s own needs. Nouveau Monde intends to supply any such excess carbon credits to third parties.

Societal

The Matawinie graphite mine project is located in the municipality of Saint-Michel-des-Saints, founded in 1863, in the Lanaudière region. The main industries in the Upper Matawinie region are recreation and forestry. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community:

̶	over 70 information events, including public sessions and open-house events, to establish open and constructive dialogue with local organizations, residents, cottage owners, and members of First Nations;

̶	creation of an accompanying committee (2017) to build trust with stakeholders throughout the mining development process and integrate concerns and expectations in the project design;

̶	consultations as part of the ESIA to analyze resident perspectives and identify mitigation or enhancement measures;

Management Discussion and Analysis	6

̶	a pre-development agreement with the Atikamekw First Nation (2019), i.e. the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie project;

̶	a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints (2020) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms; and

̶	surveys to measure social license conducted in 2018 and 2019 among residents of Saint-Michel-des-Saints and Saint-Zénon, which showed a high and stable rate of support for the project: 83% (2018) and 82% (2019).

The Battery Material Plant is located in Bécancour, Québec, founded in 1965 from an amalgamation of eleven municipalities, in the Centre-du-Québec region. From its original agricultural tradition, the community’s economy has shifted toward heavy industry and now counts one of the largest industrial parks in Canada and a deep-water international port on the St. Lawrence River.

Nouveau Monde strives to develop business activities that are supported by its communities and contribute to the overall development and advancement of the areas where it operates. Nouveau Monde is committed to continuing its tradition of listening and responding to community concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province, through tax generation and the purchase of goods and services.

Management Discussion and Analysis	7

Business lines

Nouveau Monde is developing high-purity natural flake graphite as well as a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials providing increased end-use safety) to spherical graphite, which is an essential component in all lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications such as 5G technologies.

The Company activities are focused on the Matawinie Mine project and the Battery Material Plant, both of which are progressing concurrently toward commercial operations.

Battery Material Plant project
Phase 2 – Battery Material Plant
Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	Since February 2020, the Company has been operating one commercial scale shaping unit.
Purification Demonstration Plant	The purification demonstration unit is currently being deployed at a 2,000 tonnes per annum (“tpa”) nameplate capacity. Construction is completed; commissioning is being carried out.
Coating Demonstration Plant	The Company is currently in the detailed engineering phase and has initiated the procurement to build the first module of the Phase 1 with a 2,000 tpa nameplate capacity coating demonstration unit that is scheduled to be commissioned around the end of Q1-2022.
Matawinie Mine Project
Phase 2 – Matawinie Mine	Civil works and construction of the access road have started.
Phase 1 – Matawinie Mine Demonstration Plant
Flake Demonstration Plant	Since September 2018, the Company has been operating a flake concentration demonstration plant.

Battery Material Plant project

In the last year, the Company has made considerable progress with respect to its Battery Material Plant project. The shaping equipment (phase 1) has been producing spherical graphite and samples tested have attested to the performance of the secondary transformation process developed by Nouveau Monde (see press release dated February 26, 2020). The successful results have led Nouveau Monde to purchase another commercial-scale module, hence doubling its production capability. The new state-of-the-art unit should further elevate the products’ quality and provide customers with a greater variety of specs.

Management Discussion and Analysis	8

̶	Site preparation has started at the Company’s demonstration plant ahead of the delivery and installation. The equipment commissioning is expected to be carried out in early 2022 for a production start and ramp up during 2022 (see press release dated September 23, 2021).

The Company is also leveraging its proprietary thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, Nouveau Monde announced a five-year agreement with Olin Corporation (“Olin”) which covers the manufacturing space for operations, site services and the supply of certain raw materials to support the commercialization of Nouveau Monde’s advanced graphite materials.

̶	The Company’s first two commercial-scale pilot plant purification modules (phase 1) have been constructed within existing space at Olin’s Bécancour, Québec facility. Commissioning activities are currently underway. The scalable furnaces shall have a nameplate capacity of 2,000 tonnes purified battery-grade graphite per year.

Determined to develop the entire value chain from mine to anode material to provide a traceable and carbon-neutral source to battery manufacturers, Nouveau Monde is advancing with the deployment of its environmentally friendly coated spherical graphite anode material. The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors.

̶	Nouveau Monde has successfully completed the detailed engineering study for its Phase-1 2,000 tonnes per year coating production line. The first production is currently planned for Q1-2022 (see press release dated September 23, 2021).

̶	In addition, the Company has signed an important collaboration agreement for the use of Forge Nano’s proprietary ALD (see press release dated October 6, 2020). ALD technologies will enhance the performance of Nouveau Monde’s graphite as part of the lithium-ion battery system.

Nouveau Monde’s anode material has outperformed leading Asian commercial producers (see press release dated November 23, 2020). In a series of electrochemical tests performed by the National Research Council of Canada revealed that under the same conditions in half-button cell batteries, the reversible capacity (a measure of the energy density for performance) obtained with the Company’s anode material is 365 mAh/g compared with 360 mAh/g for the leading Asian standards. Further, the broader market minimum specification for reversible capacity is well below at only 350 mAh/g, highlighting the market opportunity for the Company.

In January 2021, Nouveau Monde purchased a 2 million-square-foot land in the Bécancour industrial park (see press release dated January 21, 2021), adjacent to Olin’s facility, to build an integrated manufacturing plant of anode material for lithium-ion batteries with a projected annual production volume of 45,000 tpa (phase 2). The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct pipeline chemical supply from Olin as well as rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

During the first quarter of 2021, the Company obtained the results of its Front-End Loading engineering analysis (“FEL-1”) for its large-scale Battery Material Plant. The Bécancour Battery Material Plant project is designed to receive approximately 60 kilotonnes per annum (“ktpa”) of flake graphite from Nouveau Monde’s Matawinie mine, or from alternative third-party sources of supply deemed suitable, to be transformed into approximately 42 ktpa of anode material, 3 ktpa of purified flakes and 14 ktpa of micronized graphite representing a valuable process by-product.

̶	The FEL-1 includes a review of all environmental regulations and permits, the project schedule, product specifications definition, stakeholders’ analysis, the capital expenditure budget, and projected operating costs.

Management Discussion and Analysis	9

Given the favorable economics revealed in the FEL-1, Nouveau Monde has commenced a Front-End Loading feasibility engineering analysis (“FEL-2 & 3”) with the goal to be completed in H1-2022. The study is expected to cost approximately $11.5 million.

̶	Engineering firm BBA has been awarded the mandate to complete a definitive feasibility study for the Phase 2 Bécancour Battery Material Plant, building on the Company’s FEL-1 Scoping study (see press release dated June 8, 2021).

̶	Over the last quarter, BBA and associated firms have advanced the process design criteria, flow diagrams, engineering, and environmental characterization of the site.

Matawinie Mine project

The Matawinie property includes 319 mining claims covering 17,585 hectares, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 150 km north of Montreal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via existing forest roads and is close to high-quality infrastructure, including paved roads and high-voltage power lines. The regional community has an abundance of skilled laborers who are available following the permanent cessation of many forestry activities. The project is located close to the Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

On October 25, 2018, the Company announced the results of a feasibility study (“FS”) covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The FS performed by Met-Chem/DRA, in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), demonstrated the project’s economic potential:

̶	pre-tax net present value (“NPV”) of $1.287 billion at an 8% discount rate;

̶	after-tax NPV of $751 million at an 8% discount rate;

̶	pre-tax internal rate of return (“IRR”) of 40.6%;

̶	after-tax IRR of 32.2%;

̶	life of mine (“LOM”) of 25.5 years;

̶	mine pay back estimated at 2.2 years (pre tax);

̶	mine pay back estimated at 2.6 years (after tax);

̶	initial capital costs (“Capex”) of $276 million (including contingency of $31.5 million);

̶	operating expenditures (“Opex”) of $499 per tonne of concentrate;

̶	average sales price of graphite concentrate at US$1,730 per tonne; and

̶	USD/CAD conversion rate of 1.307.

Operational highlights of the FS include:

̶	average annual full production of 100,000 tonnes of graphite concentrate;

̶	a Probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralization;

̶	graphite milling recovery above 94%;

̶	finished product / concentrate purity above 97% Cg; and

̶	stripping ratio (LOM) of 1.06:1

Management Discussion and Analysis	10

Resource

In March 2020, the Company published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property (see press release dated March 19, 2020). The Mineral Resource Estimate includes a 25.6% increase in the combined Measured and Indicated Mineral Resource categories with a minimal change to the new resource pit footprint and mineralization that remains open at depth and both to the north and south. This update follows a drilling campaign completed in the fall of 2019 (see press release dated December 3, 2019).

The Current Resource is summarized below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”) published in a press release dated June 27, 2018.

Pit-Constrained Mineral Resource Estimate for the West Zone (1)

RESOURCE CATEGORY [2]	CURRENT RESOURCE (March 19, 2020) [8]			PREVIOUS RESOURCE (June 27, 2018) [8]
	Tonnage (Mt) [5,7]	Grade (% Cg) [3]	Cg (Mt)	Tonnage (Mt) [5,7]	Grade (% Cg) [3]	Cg (Mt)
Measured	24.5	4.27	1.05	0	0	0
Indicated	95.8	4.26	4.08	95.8	4.28	4.10
Measured + Indicated [9]	120.3	4.26	5.13	95.8	4.28	4.10
Inferred [4]	4.5	4.43	0.20	14.0	4.19	0.59
1.	The mineral resources provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert Inferred and Indicated Mineral Resources to Indicated and Measured Mineral Resources.
3.	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
4.	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources.
5.	Current Resource effective as of March 19, 2020; detailed scientific and technical information can be found in the Company’s March 19, 2020 announcement titled: Nouveau Monde Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25 % to 120.3 Mt @ 4.26 % Cg.
6.	Previous Resource published June 27, 2018; detailed scientific and technical information can be found in the Company’s announcement titled; Nouveau Monde Increases Its Indicated Resources to 95.8MT at a Grade of 4.28% CG for its West Zone Graphite Deposit - Matawinie Property.
7.	The Current and Previous Mineral Resources are stated at a cut-off grade of 1.78% Cg.
8.	The standards used for this Resource Update are the same standards produced over the course of the Prefeasibility Study (results published June 27, 2018). The difference between the Current and Previous Resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.
9.	Mineral Resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components. The Mineral Reserve Estimate has an effective date of May 7, 2019. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

Management Discussion and Analysis	11

Open-Pit Mineral Reserves Estimate for the West Zone (1)

RESERVE CATEGORY [2]	CURRENT RESERVE (July 10, 2018) [6]
	Tonnage (Mt) [4,5]	Grade (% Cg) [3]	Cg (Mt)
Proven	0	0	0
Probable [2]	59.8	4.35	2.52
Proven & Probable [5]	59.8	4.35	2.52
1.	The mineral reserves provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	The Mineral Reserves are the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of waste dilution as set out in detailed scientific and technical information in the NI 43-101 technical report dated July 10, 2018, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018.
3.	The cut-off grade for the open pit Mineral Reserves is 2.20 % Cg.
4.	Graphite tonnage is based on an average graphite recovery of 94% and concentrate product purity of 97%.
5.	The open pit design includes 59.8 Mt of Probable Mineral Reserves at a diluted grade of 4.35% Cg. In order to access these reserves, 13.2 Mt of overburden and 50.0 Mt of waste rock will need to be removed. This results in a LOM stripping ratio of 1.06 to 1 (waste/ore).
6.	Detailed scientific and technical information on the Matawinie Graphite Project can be found in the NI 43-101 technical report dated July 10, 2018, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018.

Matawinie Mine Demonstration Plant (phase 1)

Since the third quarter of 2018, the Company has been operating a demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

̶	qualify the Company’s graphite products and establish a sales record;

̶	test and improve processes for commercial operations;

̶	test new innovative technologies of tailings management and site restoration; and

̶	train employees and promote future employment opportunities to local labor.

Several hundred tons of graphite concentrate have been produced so far with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements).

Matawinie Mine (phase 2)

The ministerial decree authorizing the project (see press release dated February 10, 2021) now supports the technical feasibility and commercial viability of the Matawinie Mine and provides Nouveau Monde with the final design parameters to launch the construction activities, subject to additional financing. Through an innovative coordination table set up by the Québec Government, Nouveau Monde has worked collaboratively with various authorities to prepare the permitting process.

The detailed engineering and procurement services for the construction of the graphite mine and concentrator continue to progress with the technical team.

̶	Tier-1 supplier Metso Outotec has been retained for procurement of the process equipment chain as well as services promoting design and integration efficiencies.

̶	Optimization of facilities, preparation of architectural specifications and plans, mechanical engineering, and equipment selection advance in parallel.

Nouveau Monde started early works in April 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway.

Management Discussion and Analysis	12

̶	Tree clearing was completed before the nesting season to limit impacts to avifauna. Wood harvested as part of the preliminary works is being transformed by regional sawmills and wood product manufacturers to optimize carbon sequestration and local economic benefits.

̶	On-site construction work started in July 2021 to build the 8-km access road (see press release dated July 29, 2021).

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, which would make it one of the first all-electric open-pit operations in the world, represents a potential reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

Following its international call for pre-qualification as part of its procurement process for its all-electric fleet and charging infrastructure, Nouveau Monde signed an agreement with Caterpillar Inc. on June 22, 2021.

̶	Caterpillar will develop, test and produce Cat® “zero-emission machines” for the Matawinie Mine project with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at Nouveau Monde’s Matawinie mine by 2028.

Nouveau Monde has been selected as the first mining partner of the Canadian and Quebec governments as they roll out their electrification strategy (see press release dated November 2, 2020). Through a collaborative endeavor bringing together research and industry leaders, the Company also supports the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie project mine and concentrator to Hydro-Québec’s hydropower network that will enable the full electrification of its operations (see press release dated April 15, 2020).

Commercial strategy

Sales

As part of its marketing and commercialization program, Nouveau Monde is actively engaged with tier-1 EV and battery manufacturers in its efforts to negotiate a long-term cornerstone supply agreement. Thus far, these manufacturers, with whom the Company is engaged in commercial discussions and/or have signed MoUs and NDAs, represent a total projected yearly production capacity of approximately 1 TWh by 2030 that would correspondingly require over 1 million tonnes per annum of battery-grade graphite (see press release dated September 23,2021).

̶	The Company’s phase-1 operations support technical marketing and product qualification efforts in the lithium-ion battery, traditional and niche sectors.

̶	Samples have been and continue to be provided to potential customers as part of sales discussions.

Nouveau Monde recently joined the marketplace at North America’s largest and most comprehensive advanced battery manufacturing trade show. The Battery Show is a forum dedicated to advanced battery technology for electric and hybrid vehicles, utility and renewable energy support, portable electronics, medical technology, military, as well as telecommunications. The Company will be present at the upcoming European edition, scheduled at the end of November 2021, to position its ex-China anode material green supply in this booming market.

Management Discussion and Analysis	13

With commercial discussions intensifying with European automakers for Nouveau Monde’s battery anode material, the Company opened a London-based sales office to readily respond to the growing enquiries from local customers and stakeholders (see press release dated November 5, 2020).

Sales agreements on North American, European, and Asian markets have been secured for hundreds of tonnes of high-quality graphite, produced from the Company’s demonstration plant (see press release dated September 24, 2020). The basket price received per tonne of flake graphite has been in excess of US$1,500 per tonne.

On February 14, 2019, the Company entered into a Binding Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints operation.

̶	Traxys will market flake graphite concentrate from the Company’s currently operating graphite demonstration plant for customer product prequalification purposes.

̶	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by Nouveau Monde.

̶	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

Partnerships, research and development

Nouveau Monde has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in the traditional anode material production, to the U.S. Patent and Trademark Office as part of its intellectual property strategy (see press release dated August 13, 2021).

Recently, Nouveau Monde commissioned its state-of-the-art laboratory at its demonstration plant, an addition to the Company’s existing quality testing facilities. This expansion is triggered by Nouveau Monde’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications (see press release dated October 5, 2021).

The Company has partnered with Hydro-Québec to research and develop graphite anode material for lithium-ion batteries (see press release dated May 17, 2018). A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through the partnership, Hydro-Québec’s impressive intellectual property portfolio (over 2,000 patents) and leading-edge facilities provide a springboard for Nouveau Monde’s technological developments and commercialization activities.

̶	Nouveau Monde also holds an operating license to commercialize Hydro-Québec’s battery material technologies and position the province of Québec in the lithium-ion battery value chain.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

̶	Nouveau Monde is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its graphite advanced products, optimize production costs, and improve the properties for existing performance (see press release dated January 26, 2021).

Management Discussion and Analysis	14

Nouveau Monde has signed a collaboration agreement with Lithion Recycling (“Lithion”) for the recovery and value-added transformation of recycled graphite for reuse as anode material for lithium-ion batteries (see press release dated June 10, 2021). The partnership aims at leveraging Nouveau Monde’s and Lithion’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market.

As one of the first battery materials producers, Nouveau Monde has been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative dedicated to helping establish a sustainable battery value chain (see press release dated August 31, 2021).

Market update

Global market parameters and trends remain very attractive as economies transition to a post-COVID era and western governments invest in stimulus packages, particularly in cleantech and electrification. With China being the only producer of purified spherical graphite, the current situation has reinforced the need for local and resilient supply chains. Nouveau Monde is set to become the only fully integrated source of green battery anode material in the Western World, benefiting in this respect.

̶	With a projected 4,300 GWh of global lithium-ion battery production capacity by 2030, demand for advanced materials is set to increase up to fivefold, with graphite as the lead mineral (Benchmark Mineral Intelligence, August 2021).

Technological trends and new GHG policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Benchmark Mineral Intelligence forecasts that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

̶	On the heels of the European Union, China and Canada’s own declarations, the U.S. has identified graphite as a strategic mineral for economic growth and national security as per the Presidency Executive Order on “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries” dated September 30, 2020.

̶	Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. Nouveau Monde is ideally positioned to respond to this growing trend thanks to its green, carbon-neutral and traceable materials.

Administration and governance

Financing

During the second quarter of 2021, Nouveau Monde completed an underwritten public offering of its common shares for aggregate gross proceeds of $72.9 million (see press release dated June 23, 2021). This financing was subsequently complemented by a private placement of $18.3 million with Investissement Québec, acting as mandatary for the government of Québec, subscribing for the full amount which closed on July 23, 2021 (see press release dated July 23, 2021).

Management Discussion and Analysis	15

During the first quarter of 2021, the Company raised approximately $23 million through a bought deal public offering with BMO Capital Markets (see press release dated January 20, 2021) and a non-brokered private placement with institutional investors (see press release dated February 12, 2021).

During March 2021, the Company received $1.35 million as part of a repayable contribution agreement with Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023.

During the first quarter of 2021, the Company received $17.6 million from the exercise of previously issued warrants.

On January 25, 2021, Nouveau Monde issued an aggregate of 76,635 common shares of its share capital at a price of $10.40 per common Share, in settlement of interests owed on a secured convertible bond in the principal amount of $15 million issued by the Company to Pallinghurst Graphite Limited (“Pallinghurst”).

On March 22, 2021, Sustainable Development Technology Canada increased its grant contribution related to the construction of its purification processing facility of $223, bringing the total amount of the contribution to $4.7 million. The initial grant agreement was secured in August of 2019 (see press release dated August 20, 2019).

Leadership

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic, and environmental responsibility. The Company’s declaration of ethical values and sustainable development policy can be found on Nouveau Monde’s website.

The Company’s directors have vast expertise in mining development and exploration; health, environment, and safety; legal and intellectual property; finance, investor relations and financing; business administration and corporate governance; technology development and innovation; sustainability, diversity and inclusion; manufacturing and construction; indigenous relations; as well as sales and marketing.

̶	On April 1, 2021, Nouveau Monde appointed Dr. Jürgen Köhler – a global industry expert and the former CEO of a world-leading advanced graphite materials company – to its Board of Directors (see press release dated April 6, 2021).

̶	On May 13, 2021, the Company nominated Andrew Willis to its Board of Directors, enhancing internal expertise in international finance.

̶	At the Company’s Annual General and Special Meeting of Shareholders, shareholders re-elected all nine nominated directors to the Board (see press release dated June 29, 2021).

To reflect the development and growth nature of the Company, the Board of Directors recently reorganized its committees to enhance governance practices. The following committees now support the Board of Directors’ activities: the Audit Committee; the Human Resources, Nomination and Compensation Committee; the Governance, Compliance and Legal Committee; the Safety, Health and Well-Being Committee; the Project and Development Committee; as well as the ESG, Community, Sustainability and Diversity Committee.

Management Discussion and Analysis	16

Risks

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s recent Annual Information Form and its Prospectus Supplement No 1 on file with the Canadian provincial securities regulatory authorities and on SEDAR.

Quarterly results

During the three-month period ended September 30, 2021, the Company recorded a net loss of $8,945 ($501 for three-month period ended September 30, 2020) and a net loss per share of $0.19 ($0.02 for three-month period ended September 30, 2020).

Description	Q3-2021 (note a) $	Q2-2021 $	Q1-2021 (note b) $	Q4-2020 $
Revenue	-	-	-	-
Net loss	(8,945)	(12,878)	(7,444)	(8,229)
Loss per share	(0.19)	(0.34)	(0.22)	(0.31)

Description	Q3-2020 (note c) $	Q2-2020 $	Q1-2020 $	Q4-2019 $
Revenue	-	-	-	-
Net loss	(501)	(4,007)	(5,240)	(5,956)
Loss per share	(0.02)	(0.15)	(0.20)	(0.26)

a)	The net loss in Q3-2021 decreased by $4M compared to the Q2-2021 mainly due to non-cash share-based compensation expenses arising from the grant of options to key management personnel in the second quarter.

b)	The net loss in Q1-2021 is $785 lower compared to the Q4-2020 mainly due to the capitalized expenditures in Q1-2021, in connection with the coating demonstration plant, laboratory, and shaping projects. Additionally, there were lower expenditures related to the flake demonstration plant in Q1-2021.

c)	The net loss observed in Q3-2021 is much lower than the net loss of the Q3-2020 due to the net smelter royalty transaction that has been concluded with the Pallinghurst group and the increase in activities as explained in the three and nine-month period results section.

Management Discussion and Analysis	17

Three and nine-month period results

Exploration and Evaluation expenses

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2021 $	September 30, 2020 $	September 30, 2021 $	September 30, 2020 $
Wages and benefits (a)	974	428	2,563	1,417
Share-based compensation	172	1	376	192
Engineering (b)	32	890	1,834	3,110
Professional fees	3	38	130	370
Materials, consumables, and supplies (c)	401	510	880	1,152
Subcontracting	493	341	1,134	1,114
Geology and Drilling expenses	21	104	135	298
Utilities	139	4	311	238
Depreciation and amortization	57	89	164	275
Other	55	49	131	216
Grants	-	(164)	(36)	(164)
Tax credits (d)	(217)	(425)	(485)	(1,223)
Exploration and Evaluation Expenses	2,130	1,865	7,137	6,995

a)	The increase of $546 and $1,146 in wages and benefits for the three and nine-month periods ended September 30, 2021, is mainly due to $334 in grants received from the Canada Emergency Subsidy program (“CEWS”) during the third quarter of 2020 whereas the participation for this program stopped in the beginning of the third quarter of 2021. Furthermore, a temporary closure of the demonstration plant that occurred in the second of 2020 due to Covid-19 which translated into temporary layoffs of workers and decreased the wages and benefits expense in that period.

b)	The decrease of $858 and $1,276 in engineering fees for the three and nine-month periods ended September 30, 2021, is due to the start of the capitalization of detailed engineering expenses that relates to the development of the Matawinie Mine and concentrator project subsequent to April 1, 2021.

c)	The decrease of $109 and $272 in materials, consumables, and supplies for the three and nine-month periods ended September 30, 2021, is due to lower rental fees and maintenance, partially offset by higher consumption of spare parts for the demonstration plant.

d)	The decrease of $208 and $738 in tax credits for the three and nine-month periods ended September 30, 2021, is mainly due to a decrease in geological and drilling activities, which reduces the eligible Canadian exploration costs.

Management Discussion and Analysis	18

Battery Material Plant project expenses

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2021 $	September 30, 2020 $	September 30, 2021 $	September 30, 2020 $
Wages and benefits	191	139	503	437
Engineering (a)	1,069	549	1,627	1,870
Professional fees	255	441	677	637
Materials, consumables and supplies (b)	117	26	418	33
Subcontracting (c)	52	71	141	305
Amortization	42	-	127	-
Other	7	(20)	23	38
Grants (d)	(719)	(394)	(1,311)	(1,264)
Battery Material Plant project expenses	1,014	812	2,205	2,056

a)	The increase of $520 in engineering expenses for the three-month period ended September 30, 2021, is due to the progress of the feasibility study for the Battery Material Plant. These expenses are partially offset by the capitalization of engineering studies relating to the construction of the demonstration plant for the nine-month periods ended September 30, 2021. During the first nine months of 2020, the Battery Material Plant project was still in the research phase, therefore all the engineering fees were expensed.

b)	The increase of $91 and $385 in materials, consumables, and supplies fees for the three and nine-month periods is due to new activities in connection with the Battery Material Plant in the first nine months of 2021.

c)	The decrease of $164 in subcontracting fees is mostly due to non recurrent external fees incurred in the first nine months of 2020 in relation to the shaping process.

d)	The increase of $325 and $47 in grants for the three and nine-month periods ended September 30, 2021, is due to more expenditures eligible to grants. The variation will move depending on the nature of the expenditures.

Management Discussion and Analysis	19

General and administrative expenses

For the three-month periods ended			For the nine-month periods ended
Description	September 30, 2021 $	September 30, 2020 $	September 30, 2021 $	September 30, 2020 $
Wages and benefits (a)	1,137	765	3,330	1,614
Share-based compensation (b)	293	292	6,028	445
Professional fees (c)	144	184	2,348	683
Consulting fees (d)	461	37	896	112
Travelling, representation and convention	206	87	411	263
Office and administration (e)	3,201	181	4,669	547
Stock exchange, authorities, and communication (c)	71	33	831	72
Depreciation and amortization	170	209	535	623
Other financial fees	9	(19)	26	40
General and administrative expenses	5,692	1,769	19,074	4,399

a)	The wages and benefits increased by $372 and $1,716 for the three and nine-month periods ended September 30, 2021, is due to an increased headcount to support the Company’s growth phase combined with the grants received for the CEWS in 2020 being greater than in 2021.

b)	There was an increase in share-based compensation expenses of $5,583 for the nine-month period ended September 30, 2021, mostly due to new options being granted to employees, directors, consultants, and officers during the second quarter of 2021.

c)	The increase of $1,665 in Professional fees as well as $759 in stock exchange, authorities, and communication for the nine-month period ended September 30, 2021, compared to the same period in 2020 is due to fees in connection with the NYSE listing that occurred in May 2021.

d)	The increase of $424 and $784 in consulting fees for the three and nine-month periods ended September 30, 2021, is mainly explained by higher financial advisory services and system deployment assistant.

e)	The increase of $3,020 and $4,122 in office and administration fees for the three and nine-month periods ended September 30, 2021 compared to the same periods in 2020 is mainly due to higher insurance fees and $1.2M in legal fees and others in connection with the settlement of a litigation in September 2021, in connection with the bought back of a 1.8% NSR.

Net financial costs

The increase of $302 in financial costs for the nine-month period ended September 30, 2021, is mostly due to the accrued interest on the Convertible bond partially offset by the effect of an unrealized foreign currency exchange gain on cash in the nine-month period ended September 30, 2021.

Management Discussion and Analysis	20

Liquidity and funding

As at September 30, 2021, the difference between the Company’s current assets and current liabilities was $79,459, including $81,289 in cash.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at September 30, 2021, all of the Company’s short-term financial liabilities in the amount of $16,134 ($10,587 as at December 31, 2020) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

With the financings completed in the nine-month period ended September 30, 2021, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due.

				As at September 30, 2021
	Carrying amount	Contractual cash flow	Remainder of the year	Year 2022	Year 2023	2024 and forward
Account payables and accrued liabilities	15,576	15,576	15,576	-	-	-
Lease liabilities	2,372	2,979	257	427	410	1,885
Borrowings	2,014	2,044	49	208	225	1,562
Convertible bond	14,647	19,628	646	2,427	16,555	-

For the nine-month period ended September 30, 2021, the Company had an average monthly cash expenditure rate of approximately $5,483 per month, including addition to property, plant and equipment, deposit to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

Management Discussion and Analysis	21

CASH FLOWS PROVIDED BY (USED IN)	For the nine-month period ended
	September 30, 2021 $	September 30, 2020 $
Operating activities before the net change in working capital items	(21,182)	(12,029)
Net change in working capital items	(6,876)	(14)
Operating activities	(28,058)	(12,043)
Investing activities	(21,291)	(779)
Financing activities	125,001	15,790
Effect of exchange rate changes on cash	1,117	-
Increase in cash and cash equivalents	76,769	2,968

Operating activities

For the nine-month period ended September 30, 2021, cash outflows from operating activities totalled $28,058, while there were $12,043 of cash outflows for the same period in 2020. The cash outflows were higher due to the decrease in the working capital items of $3,300, combined with a greater net loss as described in the above section. Further details regarding the net change in working capital are provided in note 15 of the condensed consolidated interim financial statements.

Investing activities

For the nine-month period ended September 30, 2021, cash used in investing activities totalled $21,291 whereas for the same period in 2020 investing activities were of $779. The major variance is explained by the progress of the Battery Material Plant construction, combined with the start of the construction phase of the Matawinie mine in the second quarter of 2021.

Financing activities

For the nine-month period ended September 30, 2021, the Company had net cash receipts related to financing activities of $125M, mainly due to the public offering following its listing on the NYSE of $72.9M, combined with the private placements offering and bought deal public offering of $41.3M, and $17.6M related to warrants exercised in the first quarter of 2021.

Management Discussion and Analysis	22

Additional information

Related party transactions

During the three and nine-month periods ended September 30, 2021, share-based compensation expenses for directors and officers totalled $123 and $5.7M (three and nine-month periods ended September 30, 2020: $290).

In January 2021, the Company issued 76,635 shares in repayment of accrued interests of $797 as at December 31, 2020 on the convertible bond due to Pallinghurst .

Pallinghurst purchased 237,932 common shares as part of the financing closed on January 20,2021, 79,311 common shares as part of the financing closed on February 12,2021 and 66,666 common shares as part of the financing closed on June 23, 2021 (see note 10.1).

During the three and nine-month periods ended September 30, 2021, the Company had accrued interests payable to Pallinghurst of $622 and $1,781 (three and nine-month periods ended September 30, 2020: $26) (note 19).

Investissement Québec, acting as mandatory for the Government of Quebec, purchased 317,241 common shares as part of the financing closed on February 12, 2021 and purchased all of the 1,978,750 common shares issued as part of the financing closed on July 23, 2021.

Off-balance sheet transactions

There are no off-balance sheet transactions.

Critical accounting estimates, new accounting policies, judgements and assumptions

Refer to notes 3 and 4 in the condensed consolidated interim financial statements and note 4 and 6 in the Company’s audited consolidated financial statements as at December 31, 2020.

Contractual obligations and commitments

Refer to note 18 in the condensed consolidated interim financial statements.

Capital structure

As at November 10, 2021
Common shares	54,894,316
Convertible bond	-
Options	2,577,500
Total common shares fully diluted	57,471,816

Subsequent events to September 30, 2021

In October 2021, the Company issued 7,500,000 common shares following the conversion of all outstanding convertible bond held by Pallinghurst group. In addition, and pursuant to the terms of the convertible bond, the Company has elected to settle the accrued and unpaid interest of $1,900,463 by issuing an additional 220,471 common shares at $8.62 per share.

Management Discussion and Analysis	23

Additional information and continuous disclosure

The Company is required to comply with National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of interim filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during the three-month and nine-month periods ended September 30, 2021. The Chief Executive Officer and Chief Financial Officer have signed form 52-109F2, Certification of Interim Filings, which can be found on SEDAR at www.sedar.com

Additional information on the Company is available through regular filings of press releases, financial statements, and our Annual Information Form on SEDAR (www.sedar.com). These documents and other information about Nouveau Monde Graphite may also be found on our website at www.nmg.com

November 10, 2021

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Geo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	24